FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Wine Clubs and Services Sale"

Released: 19 April 2007

07023253

Pages: 5
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

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FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

19 APRIL 2006

WINE CLUBS AND SERVICES SALE

Foster's Group Limited ("Foster's") today agreed the sale of Cellarmaster Wines and Vinpac International in Australia, Cardmember Wines and Carters in New Zealand and its investment in Wine Buzz in Japan to funds managed or advised by Archer Capital Pty Ltd ("Archer", an Australian private equity firm).

Foster's announced its intention to divest the Wine Clubs and Services Group in August 2006. Over recent months, Foster's has sought interest from trade and financial buyers, with strong demand for individual businesses outweighing interest in the combined Wine Clubs and Services Group.

Foster's completed the sale of Pallhuber in Germany to an affiliate of Orlando Management GmbH (a German private equity firm) in December 2006. In the past few weeks, Foster's has also completed the sale of: Vinpac International's cork business to Amorim Australasia Pty Ltd (a leading global cork producer); Cellarmaster Wines Europe to an affiliate of ABN AMRO Capital (a European private equity firm); and Windsor Vineyards and International Wine Accessories (IWA) in the United States to affiliates of Girard Winery, LLC (including a conditional sale of associated property to a third party).

Independent of the Wine Clubs and Services sale process and following a review of small production facilities in Australia, Foster's also decided today to relocate production from its packaging facility at Airport West in Melbourne to other Foster's sites and third parties and subsequently close the site. The bottling equipment from the Airport West facility has also been sold to Archer which will extend its capacity to provide contract bottling services to the beverage industry.

Gross sale proceeds from the above transactions in the 2007 financial year, including proceeds from the transactions agreed today, are estimated at approximately $270 million (or approximately $290 million including incremental Wine Clubs and Services business sales in 2006). Foster's expects to recover book value through completing the above transactions.

The above transactions account for the vast majority of the Wine Clubs and Services Group and Foster's expects the sales to be substantially complete by the end of the 2007 financial year. Interest in the remaining European services business is strong.

"It's a good result for Foster's and the Wine Clubs and Services businesses," said Foster's Chief Executive Officer, Trevor O'Hoy. "Foster's has now completed its transformation from a diversified portfolio of businesses to a leading integrated global drinks producer, while our Wine Clubs and Services businesses are now in the hands of more appropriate owners."

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

"These transactions represent the substantial completion of the Wine Clubs and Services sale process, announced in August 2006", Mr O'Hoy said. "Cash proceeds of the sale will be applied to reducing debt and the recently completed $400 million off-market share buy-back."

The sale of the businesses and assets to Archer are subject to regulatory and other customary conditions.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

Additional Information

Foster's Group Limited

Foster's is a leading global drinks company, with a portfolio of wine, beer, spirits, ready-to-drinks, ciders and non-alcohol brands. Based in Melbourne, Australia and listed on the Australian Stock Exchange, Foster's is a global leader in premium wine, and has Australia's leading portfolio of alcohol brands. Foster's brand portfolio includes leading global wine brands Beringer, Lindemans, Penfolds, Rosemount and Wolf Blass and Australia's leading alcohol portfolio including: Crown Lager, Victoria Bitter, Foster's, Cougar, and Strongbow.

Foster's Wine Clubs and Services Businesses

Foster's Wine Clubs and Services businesses include some of the world's leading consumer-direct businesses selling premium branded wine. Combined, the businesses generated volumes of over 2.5 million cases of wine, with sales revenues of over $500m and annual earnings before interest and tax of $39 million in fiscal 2006.

Australian and New Zealand Clubs and Services

Cellarmasters: is Australia's largest direct sales wine club. Established in 1982, and acquired by Foster's in 1997, the business has grown to sell 1 million cases a year to over 200,000 members. Cellarmaster includes the Dorrien Estate winery located in the Barossa Valley and Nexday Transport, the second largest home deliverer of wine in Australia.

Cardmember Wines: is New Zealand's largest direct sales wine club. Established in 1989, and purchased by Foster's in 1997, it sells in excess of 200,000 cases a year to over 50,000 members.

Vinpac: acquired by Foster's in 1997 is Australia's largest contract wine packaging provider, with total Australian bottling throughput of more than 6 million cases annually.

Carters: based in Auckland New Zealand, is the exclusive distributor of Amcor glass bottles in New Zealand and distributes corks and other dry goods to the wine industry.

European Clubs and Services

Cellarmasters Wine Europe (CMWE): is one of the largest direct marketing wine clubs in Europe. Established in 1976, and acquired by Foster's in 1998, CMWE has operations in the Netherlands, Belgium, Germany, Switzerland Austria and Denmark, marketing wine to an active customer list of over 100,000.

Wine Services Europe: is France's leading contract wine bottler, operating in the Beaujolais, Languedoc and Roussillon regions. Established in 1968 and acquired by Foster's in 2001, it has an annual bottling capacity of over 7 million cases.

Pallhuber: is a direct seller of wine in Germany, Austria and Switzerland with an active customer list of over 400,000 and was acquired through a series of transactions commencing in 1998.

United States Clubs and Services

Windsor Vineyards: is a direct wine marketing business, specialising in personalised wine labels, based in Sonoma County, California. Acquired by Foster's in 2000, Windsor Vineyards has an active customer base of approximately 40,000.

International Wine Accessories (IWA): is a direct marketer of wine accessories, including storage and cellar equipment, based in Dallas Texas. Acquired by Foster's in 2001, IWA has an active customer base of around 60,000, including premium wine consumers and wholesale customers.

Asian Clubs and Services

Wine Buzz: Foster's acquired a 50% interest in Wine Buzz in 2000. Wine Buzz is a direct sales business specialising in Australian wines within Japan

Archer Capital

Archer Capital: is one of Australia's leading private equity fund managers with a track record of leveraged buy-out and business management success. Since 1997, Archer Capital has completed 21 acquisitions with a value of over $3.5 billion. The depth of Archer's operational and general management experience is unique in the Australasian private equity industry and this experience informs both Archer's investment process and its investee management style. For more information see www.archercapital.com.au.